Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

(In thousands, except ratio)	Years Ended
	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007
Pretax income from continuing operations less income/loss from equity investments	$(63,166)	$2,843	$(73,933)	$(910,326)	$46,981
Fixed charges	66,516	72,785	43,673	45,428	61,584
Amortization of capitalized interest	226	149	40	37	142
Less: Capitalized interest	(450)	(44)	(214)	(332)	(1,378)

Earnings	$3,126	$75,733	$(30,434)	$(865,193)	$107,329

Interest expensed and capitalized (including amortization of premiums/discounts)	$64,858	$71,097	$41,978	$43,449	$59,577
Interest portion of rental expense	1,658	1,688	1,695	1,979	2,007

Fixed Charges	$66,516	$72,785	$43,673	$45,428	$61,584

Ratio of Earnings to Fixed Charges	0.05	1.04	* *	* *	1.74

**	Earnings do not cover fixed charges by $74 million and $911 million for the fiscal years ended December 27, 2009, and December 28, 2008, respectively, due to non-cash impairment charges of $84.2 million and $912 million in the respective periods.